Exhibit: 12

FMC CORPORATION

QUARTERLY REPORT

	Three months ended March 31,

	2003	2002

Earnings:
Income from continuing operations before income taxes	$2.4	$10.0
Minority interests	0.7	0.5
Undistributed (earnings) losses of affiliates	3.5	(4.1)
Interest expense and amortization of debt discount, fees and expenses	26.2	15.5
Amortization of capitalized interest	0.8	0.8
Interest included in rental expense	1.3	1.1

Total earnings	$34.9	$23.8

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$26.2	$15.5
Interest capitalized as part of fixed assets	1.2	1.3
Interest included in rental expense	1.3	1.1

Total fixed charges	$28.7	$17.9

Ratio of earnings to fixed charges	1.2	1.3